UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 14, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 14, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                              Date: September 14, 2010
10-40-TR

Teck Named to Dow Jones Sustainability World Index

Vancouver, BC–Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) has been named to the Dow Jones Sustainability World Index (DJSI), indicating  that Teck’s sustainability practices rank in the top 10 per cent of companies in the resource industry worldwide.

“This is an important milestone that was made possible by teamwork and collaboration across the company, from the board and executives to every worker in our operations,” said Don Lindsay, Teck CEO.   “Our commitment to sustainability encompasses many areas, including worker safety, environmental practices and community engagement and development.”

Lindsay noted that Teck’s rating on the DJSI has steadily improved over the past four years, as the company set ambitious targets and consistently worked to develop its capacity to contribute to sustainability through its operations, community engagement and dialogue, and product stewardship.

Teck achieved a DJSI North America ranking in 2009, which reflected a position in the top 20 per cent in the resource industry in North America.  Upgrading from the North American index to the world index - rating in the top 10 per cent of its industry worldwide - represents significant progress.

Dow Jones contracts Sustainable Asset Management, an investment boutique focused on sustainability investing, to compile the DJSI.  Launched in 1999, the DJSI tracks the performance of global sustainability leaders, through an annual assessment of the world’s 2,500 largest public companies. Among other factors, it measures management practices surrounding economic, environmental and social engagement approaches.  Teck’s rating reflects its standing among the top seven companies in the world in its sector this year.

 “The DJSI is an important tool for continuous improvement,” Lindsay said.  “We’ve analysed our scores each year very carefully, identified areas for development, and really focused on improving them.  As a company committed to ongoing development of our sustainable practices, it’s a crucial way for us to benchmark and challenge ourselves every year.”

For more information on the DJSI, go to http://www.sustainability-indexes.com/

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and

TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

Media Contact:
Marcia Smith
Teck Resources Limited
Tel.: (604) 699-4616
marcia.smith@teck.com